UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                 NCT Group, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    62888Q109
                                  ------------
                                 (CUSIP Number)

                                 Carole Salkind
                         18911 Collins Avenue, Apt. 2403
                        Sunny Isles Beach, Florida 33160
                                 (973) 214-5248
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  62888Q109


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Carole Salkind
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  /X/
                                                                (b)  / /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     PF (Except as noted in Item 3)
------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              / /
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------------------
NUMBER OF                      7.    SOLE VOTING POWER
 SHARES                                   21,996,947,541 (a) (b)
BENEFICIALLY                   8.    SHARED VOTING POWER
 OWNED BY                                 356,550,000 (c)
  EACH                         9.    SOLE DISPOSITIVE POWER
REPORTING                                 21,996,947,541 (a) (b)
PERSON WITH                   10.    SHARED DISPOSITIVE POWER
                                          356,550,000 (c)
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,364,627,541 (a) (b) (c) (d)
-----------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) / /
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     96.0%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  62888Q109


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Acme Associates, Inc.           020546910
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  /X/
                                                                (b)  / /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
5.   SOURCE OF FUNDS (See Instructions)
     OO (Except as noted in Item 3)
------------------------------------------------------------------------
6.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                              / /
------------------------------------------------------------------------
7.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
------------------------------------------------------------------------
NUMBER OF                     7.     SOLE VOTING POWER
 SHARES                                    -0-
BENEFICIALLY                  8.     SHARED VOTING POWER
 OWNED BY                                  240,500,000 (e)
  EACH                        9.     SOLE DISPOSITIVE POWER
REPORTING                                  -0-
PERSON WITH                  10.     SHARED DISPOSITIVE POWER
                                           240,500,000 (e)
------------------------------------------------------------------------
12.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,500,000 (e)
-----------------------------------------------------------------------
13.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                       / /
------------------------------------------------------------------------
14.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.2%
------------------------------------------------------------------------
15.  TYPE OF REPORTING PERSON (See Instructions)
     CO
------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  62888Q109


Footnotes
---------

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $166,804,002 held by Carole Salkind as of October 3, 2006. On October 3, 2006, NCT issued and sold to Ms. Salkind two convertible notes totaling $166,804,002 pursuant to a convertible note purchase agreement in exchange for the cancellation and discharge of all of the then outstanding notes issued to Ms. Salkind by NCT in the aggregate principal amount of $116,114,524. The notes are convertible into NCT common stock at any time from issuance until date of note discharge at a conversion price per share equal to the greater of (i) $0.0025 or (ii) the par value of NCT common stock on the date of conversion (currently $0.01 per share). At the election of Ms. Salkind, the notes may be exchanged for shares of common stock of any subsidiary of NCT (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price). Summarized below are the convertible notes held by Carole Salkind as of October 3, 2006:

  Issue Date       Due Date            Principal             Shares
  ----------       --------            ---------             ------
   10/03/06        10/03/11          $133,443,202        13,344,320,179
   10/03/06        10/03/16          $ 33,360,800         3,336,080,045
                                  -----------------     -----------------
                                     $166,804,002        16,680,400,224
                                  =================     =================

(b) Assumes the exercise in full of currently vested warrants granted to Carole Salkind to acquire 5,300,048,499 shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted to Ms. Salkind prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to Carole Salkind as of October 3, 2006, as amended to reduce the exercise prices, are as follows:

     Issue        Expiration        Exercise
     Date            Date             Price             Shares
    -----            ----             -----             ------
   12/20/01        12/20/06          $0.0710           1,250,000
   01/11/02        01/11/07          $0.0790           2,789,082
   01/25/02        01/25/07          $0.0900             812,500
   01/25/02        01/25/07          $0.0900             312,500
   02/27/02        02/27/07          $0.0790           1,034,266
   03/01/02        03/01/07          $0.0790             437,500
   05/02/02        05/02/07          $0.0940           3,188,708
   05/02/02        05/02/07          $0.0940           3,562,500
   05/29/02        05/29/07          $0.0950           1,500,000
   06/02/02        06/02/07          $0.0970           1,500,000
   07/03/02        07/03/07          $0.0780           1,500,000
   07/12/02        07/12/07          $0.0750          20,000,000
   07/15/02        07/15/07          $0.0750           1,500,000
   07/23/02        07/23/07          $0.0590           2,250,000
   08/14/02        08/14/07          $0.0820           1,500,000
   08/29/02        08/29/07          $0.0760           2,100,000
   09/09/02        09/09/07          $0.0770           1,500,000
   09/30/02        09/30/07          $0.0700          10,000,000
   09/30/02        09/30/07          $0.0700          16,157,565

                                  SCHEDULE 13D

CUSIP No.  62888Q109


     Issue        Expiration        Exercise
     Date            Date             Price             Shares
    -----            ----             -----             ------
   11/07/02        11/07/07          $0.0720           1,750,000
   11/20/02        11/20/07          $0.0540           1,750,000
   11/21/02        11/21/07          $0.0535           6,271,926
   12/02/02        12/02/07          $0.0480           1,500,000
   12/16/02        12/16/07          $0.0420           1,750,000
   12/26/02        12/26/07          $0.0420          10,206,373
   12/30/02        12/30/07          $0.0412           1,500,000
   01/15/03        01/15/08          $0.0410           2,000,000
   01/23/03        01/23/08          $0.0400          11,775,579
   01/30/03        01/30/08          $0.0410           1,500,000
   02/11/03        02/11/08          $0.0400           5,500,000
   03/04/03        03/04/08          $0.0350           2,000,000
   03/13/03        03/13/08          $0.0310           4,250,000
   03/13/03        03/13/08          $0.0310           3,750,000
   04/02/03        04/02/08          $0.0290           2,000,000
   04/11/03        04/11/08          $0.0310           2,000,000
   04/21/03        04/21/08          $0.0370           2,000,000
   05/15/03        05/15/08          $0.0460           2,000,000
   05/22/03        05/22/08          $0.0420           7,500,000
   05/28/03        05/28/08          $0.0440           1,900,000
   06/12/03        06/12/08          $0.0440          10,500,000
   06/12/03        06/12/08          $0.0440           2,000,000
   06/28/03        06/28/08          $0.0380           2,000,000
   07/14/03        07/14/08          $0.0312           2,000,000
   07/14/03        07/14/08          $0.0312           2,000,000
   07/28/03        07/28/08          $0.0420           2,000,000
   07/28/03        07/28/08          $0.0420           2,000,000
   08/07/03        08/07/08          $0.0539           2,750,000
   08/18/03        08/18/08          $0.0450           2,000,000
   08/28/03        08/28/08          $0.0550           2,000,000
   08/28/03        08/28/08          $0.0550           2,000,000
   09/11/03        09/11/08          $0.0500           2,500,000
   09/12/03        09/12/08          $0.0500           2,000,000
   10/02/03        10/02/08          $0.0430           4,000,000
   10/14/03        10/14/08          $0.0440          19,250,000
   10/14/03        10/14/08          $0.0440           2,000,000
   11/03/03        11/03/08          $0.0440           2,000,000
   11/21/03        11/21/08          $0.0410           2,250,000
   11/21/03        11/21/08          $0.0410           2,500,000
   11/22/03        11/22/08          $0.0410           2,500,000
   12/15/03        12/15/08          $0.0370          16,500,000
   12/15/03        12/15/08          $0.0370           2,500,000
   12/31/03        12/31/08          $0.0400          32,250,000
   12/31/03        12/31/08          $0.0400           5,500,000
   02/13/04        02/13/09          $0.0500           6,750,000
   03/05/04        03/05/09          $0.0490           6,750,000

                                  SCHEDULE 13D

CUSIP No.  62888Q109


     Issue        Expiration        Exercise
     Date            Date             Price             Shares
    -----            ----             -----             ------
   03/15/04        03/15/09          $0.0470          96,500,000
   03/15/04        03/15/09          $0.0470          56,500,000
   03/15/04        03/15/09          $0.0470           6,750,000
   03/15/04        03/15/09          $0.0470           5,000,000
   04/01/04        04/01/09          $0.0530           6,750,000
   04/14/04        04/14/09          $0.0501           6,750,000
   05/07/04        05/07/09          $0.0410           6,750,000
   05/21/04        05/21/09          $0.0340           6,750,000
   06/04/04        06/04/09          $0.0310           6,750,000
   06/15/04        06/15/09          $0.0270          46,000,000
   06/15/04        06/15/09          $0.0270          27,000,000
   06/15/04        06/15/09          $0.0270         114,000,000
   06/16/04        06/16/09          $0.0270           7,500,000
   06/16/04        06/16/09          $0.0270           6,750,000
   06/16/04        06/16/09          $0.0270           7,750,000
   06/28/04        06/28/09          $0.0310          72,250,000
   06/30/04        06/30/09          $0.0310          57,250,000
   07/16/04        07/16/09          $0.0290           6,750,000
   07/16/04        07/16/09          $0.0296         156,000,000
   08/02/04        08/02/09          $0.0270         223,750,000
   08/02/04        08/02/09          $0.0270           7,500,000
   08/10/04        08/10/09          $0.0211           6,750,000
   09/02/04        09/02/09          $0.0210           6,750,000
   09/14/04        09/14/09          $0.0200           6,750,000
   09/14/04        09/14/09          $0.0200          22,250,000
   10/01/04        10/01/09          $0.0200           6,750,000
   10/15/04        10/15/09          $0.0190           7,500,000
   10/21/04        10/21/09          $0.0190           8,000,000
   11/08/04        11/08/09          $0.0190           7,500,000
   11/23/04        11/23/09          $0.0180           6,750,000
   11/23/04        11/23/09          $0.0190           8,000,000
   12/02/04        12/02/09          $0.0170           8,250,000
   12/17/04        12/17/09          $0.0166           6,750,000
   12/22/04        12/22/09          $0.0166         229,500,000
   12/22/04        12/22/09          $0.0166          82,500,000
   12/31/04        12/31/09          $0.0180           6,750,000
   12/31/04        12/31/09          $0.0180         147,750,000
   01/26/05        01/26/10          $0.0172           6,750,000
   01/26/05        01/26/10          $0.0172         186,000,000
   02/09/05        02/09/10          $0.0180           6,750,000
   02/09/05        02/09/10          $0.0180         263,250,000
   02/16/05        02/16/10          $0.0184           6,750,000
   02/21/05        02/21/10          $0.0195           7,750,000
   03/08/05        03/08/10          $0.0180           7,000,000
   03/11/05        03/11/10          $0.0180           7,750,000
   03/23/05        03/23/10          $0.0183          33,000,000

                                  SCHEDULE 13D

CUSIP No.  62888Q109


     Issue        Expiration        Exercise
     Date            Date             Price             Shares
    -----            ----             -----             ------
   03/29/05        03/29/10          $0.0180           7,000,000
   04/14/05        04/14/10          $0.0130           7,000,000
   04/14/05        04/14/10          $0.0130           7,750,000
   04/26/05        04/26/10          $0.0110           7,000,000
   04/29/05        04/29/10          $0.0120          17,250,000
   05/16/05        05/16/10          $0.0123           7,000,000
   05/18/05        05/18/10          $0.0123           8,250,000
   06/10/05        06/10/10          $0.0100           7,000,000
   06/10/05        06/10/10          $0.0100          24,250,000
   06/24/05        06/24/10          $0.0160          35,000,000
   07/08/05        07/08/10          $0.0120         446,750,000
   07/26/05        07/26/10          $0.0100          10,000,000
   08/01/05        08/01/10          $0.0101         220,000,000
   08/08/05        08/08/10          $0.0100          93,000,000
   08/10/05        08/10/10          $0.0100         307,750,000
   08/24/05        08/24/10          $0.0080          16,250,000
   08/24/05        08/24/10          $0.0080          10,000,000
   09/26/05        09/26/10          $0.0060          53,750,000
   09/26/05        09/26/10          $0.0050          15,000,000
   09/30/05        09/30/10          $0.0050           7,500,000
   10/14/05        10/14/10          $0.0049          16,500,000
   10/14/05        10/14/10          $0.0049          10,000,000
   10/18/05        10/18/10          $0.0049          16,000,000
   10/31/05        10/31/10          $0.0044          27,000,000
   10/31/05        10/31/10          $0.0041          15,000,000
   11/15/05        11/15/10          $0.0100          15,000,000
   12/07/05        12/07/10          $0.0100          16,000,000
   12/07/05        12/07/10          $0.0100          20,000,000
   12/22/05        12/22/10          $0.0100          34,250,000
   12/22/05        12/22/10          $0.0100          20,000,000
   01/11/06        01/11/11          $0.0100          20,000,000
   01/12/06        01/12/11          $0.0100         521,000,000
   01/24/06        01/24/11          $0.0100          20,000,000
   02/07/06        02/07/11          $0.0100         257,750,000
   02/13/06        02/13/11          $0.0100         445,250,000
   02/13/06        02/13/11          $0.0100          10,750,000
   02/13/06        02/13/11          $0.0100          20,000,000
   03/10/06        03/10/11          $0.0100          24,250,000
   04/07/06        04/07/11          $0.0100          76,500,000
   04/21/06        04/21/11          $0.0100          19,250,000
   04/21/06        04/21/11          $0.0100          24,000,000
   04/21/06        04/21/11          $0.0100          10,750,000
   05/10/06        05/10/11          $0.0100          36,750,000
   05/25/06        05/25/11          $0.0100           5,750,000
                                                  ---------------
                                                   5,300,048,499
                                                  ===============

                                  SCHEDULE 13D

CUSIP No.  62888Q109


(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares (356,550,000 shares). Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As a result, all of the Acme, Motorworld, Inframe, Avant, Turbo Networks, Maple, Leben Care and Stop Noise option shares have been deemed beneficially owned by Carole Salkind. Carole Salkind disclaims beneficial ownership of the Leben Care and Stop Noise option shares (9,250,000 shares). The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of October 3, 2006 are as follows:


                             Grant       Expiration   Exercise         Shares
   Optionee                   Date          Date       Price          Granted
   --------                  -----          ----       ------         --------
Leben Care, Inc.            01/08/02      01/24/07     $0.0790       1,500,000
Leben Care, Inc.            01/25/02      01/24/07     $0.0900       5,000,000
                                                                   -------------
  Subtotal                                                           6,500,000
                                                                   -------------
Stop Noise, Inc.            02/27/02      10/08/06     $0.0925       1,500,000
Stop Noise, Inc.            02/27/02      02/26/07     $0.0790       1,250,000
                                                                   -------------
  Subtotal                                                           2,750,000
                                                                   -------------
Acme Associates, Inc.       09/30/02      09/30/07     $0.0700      50,000,000
Acme Associates, Inc.       07/14/03      07/14/08     $0.0312      25,000,000
Acme Associates, Inc.       09/11/03      09/11/08     $0.0520       7,500,000
Acme Associates, Inc.       10/03/03      10/03/08     $0.0430       5,750,000
Acme Associates, Inc.       10/14/03      10/14/08     $0.0440      44,000,000
Acme Associates, Inc.       11/03/03      11/03/08     $0.0450       2,000,000
Acme Associates, Inc.       11/21/03      11/21/08     $0.0410       6,500,000
Acme Associates, Inc.       12/17/03      12/17/08     $0.0370      99,750,000
                                                                   -------------
  Subtotal                                                         240,500,000
                                                                   -------------
Motorworld, Incorporated    12/26/02     12/26/07      $0.0420      23,000,000
                                                                   -------------
Inframe, Inc.               01/23/03      01/23/08     $0.0420      23,000,000
                                                                   -------------
Avant Interactive, Inc.     02/11/03      02/11/08     $0.0400       7,000,000
Avant Interactive, Inc.     03/12/03      03/12/08     $0.0310      13,500,000
Avant Interactive, Inc.     04/03/03      04/03/08     $0.0290       2,000,000
Avant Interactive, Inc.     04/11/03      04/11/08     $0.0310       2,000,000
                                                                   -------------
  Subtotal                                                          24,500,000
                                                                   -------------
Turbo Networks, Inc.        04/17/03      04/17/08     $0.0370       2,000,000
Turbo Networks, Inc.        05/22/03      05/22/08     $0.0420      18,550,000
Turbo Networks, Inc.        06/28/03      06/28/08     $0.0400       2,000,000
                                                                   -------------
  Subtotal                                                          22,550,000
                                                                   -------------
Maple Industries, Inc.      06/12/03      06/12/08     $0.0440      23,000,000
                                                                   -------------
  Total                                                            365,800,000
                                                                   =============

                                  SCHEDULE 13D

CUSIP No.  62888Q109


(d) Includes 5,000 shares held by Carole Salkind's separated spouse as to which Carole Salkind disclaims beneficial ownership. As of the date of event that requires this filing, the value of these shares is approximately $13. Includes 1,875,000 currently exercisable option shares held by her separated spouse as to which Carole Salkind also disclaims beneficial ownership.

(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).

This Schedule 13D is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons").

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

Item 2.   Identity and Background.

          1.  Carole Salkind

          Ms. Salkind is a stockholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind's present principal occupation is private investor. Her business address is 18911 Collins Avenue, Apt. 2403, Sunny Isles Beach, Florida 33160. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2.  Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services. The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme. Mr. Salkind's present principal

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                                  SCHEDULE 13D

CUSIP No.  62888Q109


          occupation is President of Acme Associates, Inc. Mr. Salkind's business address is 322 Green Pond Road, Hibernia, New Jersey 07842. Mr. Salkind is a citizen of the United States of America.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a NCT convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock purchased in four open market transactions placed through the OTC Bulletin Board in 1999; (5) 2,685,000 shares of NCT's common stock purchased in various open market transactions prior to 1999 placed through the NASDAQ National Market System; (6) 6,857,143 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act; (7) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000, or $0.093 per share; (8) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (9) the options described in footnotes (c) and (d) above in private placements under
          Section 4(2) of the Securities Act. In each of these transactions, excluding the refinancing of certain convertible notes, default penalties, accrued interest and original issue discounts on convertible notes (refer to Item 5(c) below), and the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002, the warrant for 82,500,000 shares received by Carole Salkind on December 22, 2004 and the options granted, as outlined in footnotes (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. Carole Salkind received the warrant for 82,500,000 shares on December 22, 2004 for her release of NCT and others from and against all claims that had been assigned to Carole Salkind by Production Resource Group, LLC. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld,

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                                  SCHEDULE 13D

CUSIP No.  62888Q109


          Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc., respectively, were in consideration of consulting services provided by each to NCT.

Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a), (b), (c) and (d) above for investment purposes only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a) As of October 3, 2006, Carole Salkind beneficially owns 22,364,627,541 shares, or 96.0%, of the Issuer's common stock (the "Beneficially Owned Shares") consisting of: (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of October 3, 2006 is convertible, currently or within 60 days of October 3, 2006, into 16,680,400,224 shares of the Issuer's common stock; (iii) warrants of the Issuer exercisable, currently or within 60 days of October 3, 2006, for an aggregate of 5,300,048,499 shares of the Issuer's common stock; (iv) options of the Issuer exercisable, currently or within 60 days of October 3, 2006, for 365,800,000 shares of the Issuer's common stock (see footnote (c) above); and (v) 1,880,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (1,875,000 under currently exercisable options - see footnote (d) above).

          Acme Associates, Inc. beneficially owns 240,500,000 shares, or 20.2%, of the common stock of NCT by virtue of options to purchase 240,500,000 shares of common stock of NCT that are exercisable currently or within 60 days of October 3, 2006.

          (b) Carole Salkind has sole voting and dispositive power of 21,996,947,541 Beneficially Owned Shares and shared voting and dispositive power of 356,550,000 Beneficially Owned Shares. See footnotes (a), (b), (c), (d) and (e) above.

          Acme Associates, Inc. has shared voting and dispositive power over all 240,500,000 shares of common stock of NCT that Acme beneficially owns. See footnote (c) above.

          (c) Through October 3, 2006, Carole Salkind has funded Issuer an aggregate of $48,761,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured or upon demand and issued refinancing notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 5% greater than the stated rate after the maturity date, or demand for payment of a demand note, on the principal in default along with interest through maturity calculated at the stated rate), original issue discounts (in some instances) and default penalty (10%

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                                  SCHEDULE 13D

CUSIP No.  62888Q109


          of the principal in default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the refinancing note.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         None.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Joint Filer Agreement Pursuant to Rule 13d-1 between Carole Salkind and Acme Associates, Inc. dated June 28, 2003 filed with
          Schedule 13D as filed on December 19, 2003 and incorporated herein by reference.

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                                  SCHEDULE 13D

CUSIP No.  62888Q109


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2006

                                                        /s/  Carole Salkind
                                                           ---------------------
                                                             CAROLE SALKIND


                                                        ACME ASSOCIATES, INC.

                                                        By:  /s/  Carole Salkind
                                                           ---------------------
                                                                Carole Salkind
                                                                Attorney-in-fact

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